                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-84174


The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. A final prospectus supplement and prospectus will be delivered to purchasers of these securities. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED APRIL 2, 2002

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 15, 2002)

                                5,000,000 Shares

                                 [PEABODY LOGO]
                           PEABODY ENERGY CORPORATION

                                  Common Stock
--------------------------------------------------------------------------------

This is an offering of 5,000,000 shares of common stock of Peabody Energy Corporation. All of the shares of common stock in this offering are being sold by the selling stockholders named in this prospectus supplement, including affiliates of Lehman Brothers. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol "BTU." On April 1, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $29.55 per share.

                    INVESTING IN THE SHARES INVOLVES RISKS.
         "RISK FACTORS" BEGIN ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                                                              Per Share    Total
                                                              ---------   -------
Public offering price.......................................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds, before expenses, to the selling stockholders......   $          $

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about April      , 2002.
--------------------------------------------------------------------------------
LEHMAN BROTHERS
         BEAR, STEARNS & CO. INC.
                    MERRILL LYNCH & CO.
                              MORGAN STANLEY
                                       UBS WARBURG
                                               A.G. EDWARDS & SONS, INC.

         , 2002

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
The Company.................................................   S-2
The Offering................................................   S-5
Summary Financial Data......................................   S-6
Use of Proceeds.............................................   S-8
Selling Stockholders........................................   S-8
Underwriting................................................   S-9
Legal Matters...............................................  S-12

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     i
Cautionary Notice Regarding Forward-Looking Statements......     i
The Company.................................................     1
Recent Developments.........................................     1
Risk Factors................................................     2
Use of Proceeds.............................................     8
Selling Stockholders........................................     9
Description of Capital Stock................................    10
Plan of Distribution........................................    13
Validity of Our Common Stock................................    14
Experts.....................................................    14
Where You Can Find Additional Information...................    14

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the matters discussed under the caption "Risk Factors" and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement, the terms "we", "our" and "us" except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and its subsidiaries.

                                  THE COMPANY

     We are the largest private-sector coal company in the world. During the nine months ended December 31, 2001, we sold 146.5 million tons of coal. During this period, we sold coal to more than 250 electric generating and industrial plants, fueling the generation of more than 9% of all electricity in the United States and 2.5% of all electricity in the world. At December 31, 2001, we had
9.1 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal company. For the twelve months ended December 31, 2001, we sold 194.4 million tons of coal and generated total revenues of $2.7 billion and Adjusted EBITDA of $381.4 million.

     We own majority interests in 33 coal operations located throughout all major U.S. coal producing regions, with 72% of our coal sales for the nine months ended December 31, 2001 shipped from the western United States and the remaining 28% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin. Our overall western U.S. coal production increased from 37.0 million tons in fiscal year 1990 to 127.1 million tons in calendar year 2001, representing a compounded annual growth rate of 12%. In the west, we own and operate mines in Arizona, Colorado, Montana, New Mexico and Wyoming. In the east, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We produced 79% of our sales volume in the nine months ended December 31, 2001 from non-union mines.

     For the nine months ended December 31, 2001, 94% of our sales were to U.S. electricity generators, 4% were to the U.S. industrial sector and 2% were to customers outside the United States. Approximately 83% of our coal sales during the nine months ended December 31, 2001 were under long-term contracts. As of December 31, 2001, nearly one billion tons of our future coal production were committed under long-term contracts, with remaining terms ranging from one to 14 years and an average volume-weighted remaining term of approximately four years. As of March 1, 2002, we had six million tons and 65 million tons of expected production available for sale at market-based prices in calendar year 2002 and 2003, respectively.

     In addition to our mining operations, we market and trade coal and emission allowances. Our total tons traded were 53.7 million for the twelve months ended December 31, 2001. Also, we are expanding in related energy businesses that include development of mine-mouth coal-fueled generating plants, coalbed methane production, transportation-related services and third-party coal contract restructuring.

TRANSFORMATION OF PEABODY

     We have grown significantly over the past decade and have transformed ourselves from a largely high sulfur, high-cost coal company to a predominantly low sulfur, low-cost coal producer, marketer and trader. To meet customer demand for cleaner coal, we have increased our sales of low sulfur coal from 57% of our total volume in 1990 to 80% in 2001. We are also well positioned to continue selling higher sulfur coal to customers that invest in emissions control technology, buy emissions allowances or blend higher sulfur coal with low sulfur coal. Our average cost per ton sold decreased 41% from 1990 to 2001. The following chart demonstrates our transformation:

                                                               CALENDAR YEAR
                                                              ---------------     PERCENT
                                                               1990     2001    IMPROVEMENT
                                                              ------   ------   -----------
Sales volume (million tons).................................    93.0    194.4       109%
U.S. market share(1)........................................     9.1     17.3        90
Low sulfur sales volume (million tons)......................    52.7    155.3       195
Total coal reserves (billion tons)(2).......................     7.0      9.1        30
Low sulfur reserves (billion tons)(2)(3)....................     2.5      4.1        64
Safety (incidents per 200,000 hours)........................    16.1      3.6        78
Productivity (tons per miner shift).........................    33.5     94.3       181
Average cost per ton sold(4)................................  $19.25   $11.42        41
Employees (approximate).....................................  10,200    6,500        36

---------------

(1) Market share is calculated by dividing our U.S. sales volume by estimated total U.S. coal demand, as reported by the Energy Information
    Administration.

(2) As of January 1, 1990 and as of December 31, 2001.

(3) Represents our estimated proven and probable coal reserves with a sulfur content of 1% or less by weight.

(4) Represents operating costs and expenses.

MARKET OPPORTUNITIES

     The U.S. coal industry continues to fuel more electricity generation than all other energy sources combined. In 2000, coal-fueled plants generated an estimated 52% of the nation's electricity, followed by nuclear (20%), gas-fired (16%) and hydroelectric (7%) units. We believe that U.S. and world coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

     - Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

     - Low-Cost: At an average delivered price of $1.20 per million British thermal units, or Btu, in 2000, coal's cost advantage over natural gas is significant. In 2000, the average delivered price of natural gas was $4.22 per million Btu. While gas prices declined in 2001, average delivered gas prices remained significantly above average delivered U.S. coal prices. In 2000, 22 of the 25 lowest-cost major generating plants in the United States were coal-fueled.

     - Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has tripled.

BUSINESS STRENGTHS

     We believe our strengths will enable us to enhance our industry-leading position and increase shareholder value.

     - We are the world's largest private-sector producer and marketer of coal, and the largest reserve holder of any U.S. coal company.

     - We are the largest producer and marketer of low sulfur coal in the world, with the number one position in the Powder River Basin, the fastest growing U.S. coal producing region.

     - We have a large portfolio of long-term coal supply agreements that are complemented by available production in attractive markets for sale at market prices.

     - We are one of the most productive and lowest-cost providers of coal in the United States.

     - We serve a broad range of customers with mining operations located throughout all major U.S. coal producing regions.

     - We are a leader in reclamation management and receive numerous state and national awards for our commitment to environmental excellence.

     - Our management team has a proven record of success and is incentivized to maximize shareholder value.

     While we strive to maintain these strengths, our industry and our company are subject to risks that could adversely affect our business. For example, we cannot assure you that in the future we will be able to sell coal as profitably as at present. Also, our company and our customers are subject to extensive governmental regulations that create significant costs and restrictions and that could become more onerous in the future. For a more complete discussion of the risks related to our company, you should read the information presented under the heading "Risk Factors" in the accompanying prospectus.

BUSINESS STRATEGY

     To maximize shareholder value and enhance our position as a premier low-cost energy provider, we seek to implement three core strategies:

     - Manage safe, low-cost, environmentally conscious operations by focusing on regions where we can be a low-cost producer, aggressively reducing our costs and remaining committed to safety and environmental excellence;

     - Apply world-class trading and sales skills with a portfolio of coal products and services to reach innovative agreements and serve our customers; and

     - Drive growth in the core coal business organically and through synergistic acquisitions, and develop new energy businesses, including mine-mouth generating plants using the company's 9.1 billion tons of reserves and 300,000-plus acres of surface lands.

                                  THE OFFERING

Common stock offered by the selling
  stockholders:                             5.0 million shares
Common stock outstanding on March 31,
  2002:                                     52.0 million shares
Use of proceeds:                            We will not receive any of the proceeds from the sale of
                                            shares by the selling stockholders. The selling
                                            stockholders will receive all net proceeds from the sale
                                            of shares of our common stock offered in this prospectus
                                            supplement.
New York Stock Exchange symbol:             BTU

     As of March 31, 2002, we had outstanding options to acquire 5.1 million,
0.6 million and 0.6 million shares of common stock at exercise prices of $14.29, $26.86 and $28.00 per share, respectively.

                             SUMMARY FINANCIAL DATA

     The following table presents summary financial and other data about us and our predecessor. We purchased our operating subsidiaries on May 19, 1998, and, prior to that date, we had no operations. The period ended March 31, 1999 is thus a full fiscal year, but includes results of operations only from May 20, 1998. For the period prior to May 20, 1998, the results of operations are for the operating subsidiaries acquired, which we refer to as our "predecessor company" and which we include for comparative purposes. Also, for comparative purposes, we derived the "Total Fiscal 1999" column by adding the period ended March 31, 1999 with our predecessor company results for the period ended May 19, 1998. The effects of purchase accounting have not been reflected in the results of our predecessor company.

     In early 1999, we increased our equity interest in Black Beauty Coal Company from 43.3% to 81.7%. Our results of operations include the consolidated results of Black Beauty, effective January 1, 1999. Prior to that date, we accounted for our investment in Black Beauty under the equity method, under which we reflected our share of Black Beauty's results of operations as a component of "Other revenues" in the statements of operations, and our interest in Black Beauty's net assets within "Investments and other assets" in the balance sheets.

     In anticipation of the sale of Citizens Power, our power marketing subsidiary, which occurred in August 2000, we classified Citizens Power as a discontinued operation as of March 31, 2000, and recorded an estimated loss on the sale of $78.3 million, net of income taxes. We have adjusted our results of operations to reflect the classification of Citizens Power as a discontinued operation for all periods presented.

     Results of operations for the year ended March 31, 2000 included a $144.0 million income tax benefit associated with an increase in the tax basis of a subsidiary's assets due to a change in federal income tax regulations. On January 29, 2001, we sold our Australian operations. The following summary financial and other data includes results of operations from these Australian operations prior to this sale and the gain on this sale. Results of operations for the year ended March 31, 2001 included a pretax gain of $171.7 million, or $124.2 million net of income taxes, from the sale of our Australian operations.

     In July 2001, we changed our fiscal year end from March 31 to December 31. The change was first effective with respect to the nine months ended December 31, 2001.

     In connection with our initial public offering, we converted our preferred stock and our Class A common stock and Class B common stock to a single class of common stock, all on a one-for-one basis.

     Adjusted EBITDA is defined as income from continuing operations before deducting net interest expense, income taxes, minority interests and depreciation, depletion and amortization. Adjusted EBITDA is not a substitute for operating income, net income and cash flow from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. Adjusted EBITDA is presented as additional information because we believe it is a useful indicator of our ability to meet our debt service and capital expenditure requirements. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

     We have derived the summary historical financial data for our predecessor for the period from April 1, 1998 to May 19, 1998, and the summary historical financial data for our company for the period from May 20, 1998 to March 31, 1999, the year ended March 31, 2000, the year ended and as of March 31, 2001 and the nine months ended and as of December 31, 2001 from our predecessor company's and our audited financial statements. The historical results are not necessarily indicative of our future operating results. You should read the following table in conjunction with the financial statements, which have been audited by Ernst & Young LLP, independent auditors, and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference into the accompanying prospectus.

                                            PREDECESSOR
                                              COMPANY          MAY 20,                                               NINE MONTHS
                                          ----------------     1998 TO        TOTAL      YEAR ENDED    YEAR ENDED       ENDED
                                          APRIL 1, 1998 TO    MARCH 31,      FISCAL       MARCH 31,     MARCH 31,    DECEMBER 31,
                                            MAY 19, 1998        1999          1999          2000          2001           2001
                                          ----------------   -----------   -----------   -----------   -----------   ------------
                                                               (Dollars in thousands, except per share data)
RESULTS OF OPERATIONS DATA
Revenues:
  Sales.................................     $  278,930      $ 1,970,957   $ 2,249,887   $ 2,610,991   $ 2,579,104   $ 1,963,273
  Other revenues........................         11,728           85,875        97,603        99,509        90,588        63,497
                                             ----------      -----------   -----------   -----------   -----------   -----------
         Total revenues.................        290,658        2,056,832     2,347,490     2,710,500     2,669,692     2,026,770
  Costs and expenses....................        281,333        1,899,788     2,181,121     2,517,263     2,327,853     1,911,239
                                             ----------      -----------   -----------   -----------   -----------   -----------
Operating profit........................     $    9,325      $   157,044   $   166,369   $   193,237   $   341,839   $   115,531
                                             ==========      ===========   ===========   ===========   ===========   ===========
Income (loss) from continuing
  operations............................     $    2,240      $    (5,433)  $    (3,193)  $   118,570   $   102,680   $    19,287
Income (loss) from discontinued
  operations............................         (1,764)           6,442         4,678       (90,360)       12,925            --
Extraordinary loss from early
  extinguishment of debt................             --               --            --            --        (8,545)      (28,970)
                                             ----------      -----------   -----------   -----------   -----------   -----------
Net income (loss).......................     $      476      $     1,009   $     1,485   $    28,210   $   107,060   $    (9,683)
                                             ==========      ===========   ===========   ===========   ===========   ===========
Basic earnings per share from continuing
  operations............................                                                                             $      0.40
Diluted earnings per share from
  continuing operations.................                                                                             $      0.38
Basic and diluted earnings (loss) per
  Class A/B share from continuing
  operations............................                     $     (0.16)                $      3.43   $      2.97
Weighted average shares outstanding:
  Basic.................................                      26,823,383                  27,586,370    27,524,626    48,746,444
  Diluted...............................                      26,823,383                  27,586,370    27,524,626    50,524,978
Dividends declared per share............                              --                          --            --   $      0.20
OTHER DATA
Tons sold (in millions):
  United States.........................           20.9            147.7         168.6         179.2         181.6         146.5
  Australia.............................            0.8              6.6           7.4          11.1          10.8            --
Adjusted EBITDA:
  United States.........................     $   28,850      $   279,588   $   308,438   $   361,209   $   503,912   $   290,118
  Australia.............................          5,991           56,638        62,629        81,810        78,895            --
Operating profit:
  United States.........................          6,375          124,368       130,743       144,882       288,462       115,531
  Australia.............................          2,950           32,676        35,626        48,355        53,377            --
Depreciation, depletion and
  amortization:
  United States.........................         22,475          155,220       177,695       216,327       215,450       174,587
  Australia.............................          3,041           23,962        27,003        33,455        25,518            --
Net cash provided by (used in):
  Operating activities..................        (28,157)         282,022       253,865       262,911       151,980       115,798
  Investing activities..................        (21,550)      (2,249,336)   (2,270,886)     (185,384)      388,462      (172,989)
  Financing activities..................         23,537        2,161,281     2,184,818      (205,181)     (543,337)       33,090
Capital expenditures:
  United States.........................         13,582          110,622       124,204       150,130       151,358       194,246
  Australia.............................          7,292           63,898        71,190        28,624        35,702            --
BALANCE SHEET DATA (AT PERIOD END)
Total assets............................                                                               $ 5,209,487   $ 5,150,902
Total debt..............................                                                                 1,405,621     1,031,067
Total stockholders' equity..............                                                                   631,238     1,035,472

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

                              SELLING STOCKHOLDERS

     The following table sets forth information concerning ownership of our capital stock as of March 31, 2002 by each selling stockholder. As of March 31, 2002, there were 52.0 million shares of our common stock outstanding.

                                               AS OF                             IMMEDIATELY AFTER
                                           MARCH 31, 2002       SHARES TO BE       THIS OFFERING
                                       ----------------------     SOLD IN      ----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER   SHARES(1)      PERCENT     OFFERING     SHARES(1)      PERCENT
------------------------------------   ----------     -------   ------------   ----------     -------
Lehman Brothers Merchant Banking
  Partners II L.P. and affiliates(2)
  c/o Lehman Brothers Holdings Inc
  745 Seventh Avenue, 25th Floor
  New York, NY 10019.................  29,399,994      56.5%
Co-Investment Partners, L.P.
  c/o Lexington Partners Inc.
  660 Madison Avenue, 23rd Floor
  New York, NY 10021.................   2,693,400       5.2%
Ian S. Craig(3)(4)...................      93,677         *
George J. Holway(3)(4)(5)............     186,533         *
Paul H. Vining(3)(4).................     227,795         *
Roger B. Walcott, Jr.(3)(4)(6).......     228,553         *
Richard M. Whiting(3)(4)(7)(8).......     223,397         *
Jiri Nemec(3)(4).....................      72,680         *
John L. Wasik(3)(4)..................      72,922         *

---------------
 *  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

(2) An aggregate of 29,399,994 shares (before the offering) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers Capital Partners IV L.P., Lehman Brothers MBG Partners 1998
    (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

(3) Includes options exercisable within 60 days after March 31, 2002.

(4) Member of management.

(5) 68,522 of the shares are held by the George J. Holway Trust. Mr. Holway is the beneficial owner of all of the shares.

(6) 72,428 of the shares are held by the Roger B. Walcott, Jr. Revocable Trust. Mr. Walcott is the beneficial owner of all of the shares.

(7) Director.

(8) 66,974 of the shares are held by the Indenture of Trust of Richard M. Whiting. Mr. Whiting is the beneficial owner of all of the shares.

     In addition, Lehman Brothers Merchant Banking Partners II L.P. and certain of its affiliates and Co-Investment Partners, L.P. have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments. If the underwriters exercise this over-allotment option in full, Lehman Brothers Merchant Banking Partners II L.P. and its affiliates
and Co-Investment Partners, L.P. will beneficially own    shares, or    %, of
our common stock after this offering.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference into this prospectus supplement and the accompanying prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Warburg LLC and A.G. Edwards & Sons, Inc. are acting as representatives, have severally agreed to purchase from the selling stockholders the respective number of shares of common stock opposite their names below:

                                                                  NUMBER OF
UNDERWRITERS                                                        SHARES
------------                                                   ----------------
Lehman Brothers Inc.........................................
Bear, Stearns & Co. Inc.....................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Morgan Stanley & Co. Incorporated...........................
UBS Warburg LLC.............................................
A.G. Edwards & Sons, Inc....................................
                                                                  ---------
          Total.............................................      5,000,000
                                                                  =========

     The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

     - the obligation to purchase all of the shares hereby, if any of the shares are purchased;

     - the representations and warranties made by us and the selling stockholders to the underwriters are true;

     - there is no material change in the financial markets; and

     - we and the selling stockholders deliver customary closing documents to the underwriters.

     Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 750,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

     The representatives have advised us and the selling stockholders that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters, at such offering price less
a selling concession not in excess of $     per share. The underwriters may
allow, and the selected dealers may re-allow, a discount from the concession not
in excess of $     per share to other dealers. After the offering, the
representatives may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 750,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay the selling stockholders for the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................    $              $
                                                                -------        -------
          Total.............................................
                                                                =======        =======

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $225,015. We have agreed to pay expenses incurred in connection with the offering that are customarily paid by the registering company. We will not pay any underwriting discounts or commissions.

     Our common stock is traded on the New York Stock Exchange under the symbol "BTU."

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

     - Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders, nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 45 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

     Certain of the selling stockholders and certain of our executive officers have agreed under lock-up agreements that without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period ending 45 days after the date of this prospectus supplement, other than the common stock sold under this prospectus supplement.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

     Messrs. Goodspeed, Lentz, Washkowitz and Herlihy, each one of our directors, are also each Managing Directors of Lehman Brothers Inc.

     Lehman Brothers Inc. and its affiliates have performed and expect to continue to perform financial advisory investment banking services for us for which they have received and will receive customary compensation. Lehman Brothers Merchant Banking Partners II L.P. and other of its affiliates, each of which is an affiliate of Lehman Brothers Inc., are selling stockholders in this offering and, together, beneficially own more than 10% of our common stock and will receive more than 10% of the net proceeds from this offering. Lehman Brothers Inc. was the initial purchaser in connection with the sale of our senior notes and our senior subordinated notes. Lehman Brothers Inc. served as the lead underwriter in connection with the initial public offering of our common stock. Because of these relationships, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, or NASD. Because a bona fide independent market exists for our common stock, the NASD does not require that we use a qualified independent underwriter for this offering.

     The underwriters have informed us and the selling stockholders that they do not intend to confirm sales to discretionary accounts over which they have discretionary authority without the prior written approval of the customer.

     In accordance with the rules and regulations of the NASD, the maximum compensation to be paid to the underwriters in connection with this offering will not exceed 8% of the offering proceeds.

                                 LEGAL MATTERS

     The validity of the sale of the shares of common stock to be sold in the offering will be passed upon for us by our counsel, Simpson Thacher & Bartlett, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

PROSPECTUS

                                8,700,000 Shares

                                 [PEABODY LOGO]

                           PEABODY ENERGY CORPORATION

                                  Common Stock
--------------------------------------------------------------------------------

The selling stockholders named in this prospectus may offer from time to time all of the shares of common stock in this offering. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

You should read this prospectus and any supplement carefully before you invest in any of our common stock.

Our common stock is traded on the New York Stock Exchange under the symbol "BTU." On March 11, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $29.45 per share.

INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

March 15, 2002

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
About This Prospectus.................    i
Cautionary Notice Regarding Forward-
  Looking Statements..................    i
The Company...........................    1
Recent Developments...................    1
Risk Factors..........................    2
Use of Proceeds.......................    8

                                        PAGE
                                        ----
Selling Stockholders..................    9
Description of Capital Stock..........   10
Plan of Distribution..................   13
Validity of Our Common Stock..........   14
Experts...............................   14
Where You Can Find Additional
  Information.........................   14

                             ABOUT THIS PROSPECTUS

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus or any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "may," "project," "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, all statements relating to our:

     - future outlook;

     - anticipated capital expenditures;

     - future cash flows and borrowings; and

     - sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - general economic conditions;

     - modification or termination of our long-term coal supply agreements;

     - reduction of purchases by major customers;

     - transportation costs;

     - risks inherent to mining;

     - government regulation of the mining industry;

     - replacement of recoverable reserves;

     - implementation of new accounting standards;

     - inflationary trends and interest rates; and

     - other factors, including those discussed in "Risk Factors" and "Recent Developments."

     When considering these forward-looking statements, you should keep in mind the cautionary statements in this document or any prospectus supplement and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  THE COMPANY

     We are the largest private-sector coal company in the world. During the nine months ended December 31, 2001, we sold 146.5 million tons of coal. During this period, we sold coal to more than 250 electric generating and industrial plants, fueling the generation of more than 9% of all electricity in the United States and 2.5% of all electricity in the world. At December 31, 2001, we had
9.1 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal company.

     We own majority interests in 33 coal operations located throughout all major U.S. coal producing regions, with 72% of our coal sales in the nine months ended December 31, 2001 shipped from the western United States and the remaining 28% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin. Our overall western U.S. coal production increased from 37.0 million tons in fiscal year 1990 to 127.1 million tons in calendar year 2001, representing a compounded annual growth rate of 12%. In the west, we own and operate mines in Arizona, Colorado, Montana, New Mexico and Wyoming. In the east, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We produced 79% of our sales volume in the nine months ended December 31, 2001 from non-union mines.

     For the nine months ended December 31, 2001, 94% of our sales were to U.S. electricity generators, 4% were to the U.S. industrial sector and 2% were to customers outside the United States. Approximately 83% of our coal sales during the nine months ended December 31, 2001 were under long-term contracts. As of December 31, 2001, nearly one billion tons of our future coal production were committed under long-term contracts, with remaining terms ranging from 1 to 14 years and an average volume-weighted remaining term of approximately four years. As of March 1, 2002, we had 6 million tons and 65 million tons of expected production available for sale at market-based prices in calendar year 2002 and 2003, respectively.

     In addition to our mining operations, we market and trade coal and emission allowances. Our total tons traded were 39.4 million for the nine months ended December 31, 2001. Also, we are expanding in related energy businesses that include coalbed methane production, transportation-related services, third-party coal contract restructuring and participation in the development of coal-fueled generating plants.

     Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

                              RECENT DEVELOPMENTS

     On January 30, 2002, we announced our expectations that Adjusted EBITDA for calendar year 2002 would be $475 million to $500 million and our earnings per share would be $1.60 to $2.00 per share. These are forward-looking statements and we refer you to page i for further information about these kinds of statements.

     In July 2001, we announced a change in our fiscal year end from March 31 to December 31. This change became effective with respect to the nine-month transition period ending December 31, 2001. References to "fiscal year 2001" in this prospectus are to the year ended March 31, 2001.

                                  RISK FACTORS

     An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to purchase any common stock.

RISKS RELATING TO OUR COMPANY

IF A SUBSTANTIAL PORTION OF OUR LONG-TERM COAL SUPPLY AGREEMENTS TERMINATE, OUR REVENUES AND OPERATING PROFITS COULD SUFFER IF WE WERE UNABLE TO FIND ALTERNATE BUYERS WILLING TO PURCHASE OUR COAL ON COMPARABLE TERMS TO THOSE IN OUR CONTRACTS.

     A substantial portion of our sales are made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the nine months ended December 31, 2001, 83% of our sales volume was sold under long-term coal supply agreements. At December 31, 2001, our coal supply agreements had remaining terms ranging from one to 14 years and an average volume-weighted remaining term of approximately four years.

     Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. Failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. In past years, several of our coal supply agreements have been renegotiated, resulting in the contract prices being closer to the then-current market prices, thus leading to a reduction in the revenues from those contracts. We have also experienced a similar reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, a majority of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

     The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Some of our coal supply agreements are for prices above current market prices. Although market prices for coal increased in most regions in 2001, we cannot predict whether the strength in the coal market will continue. As a result, we cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, three of our coal supply agreements are the subject of ongoing litigation and arbitration.

THE LOSS OF, OR SIGNIFICANT REDUCTION IN, PURCHASES BY OUR LARGEST CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES.

     For the nine months ended December 31, 2001, we derived 33% of our total coal revenues from sales to our five largest customers. At December 31, 2001, we had 20 coal supply agreements with these customers that expire at various times from 2002 to 2015. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED BY OUR SUBSTANTIAL DEBT.

     Our financial performance could be affected by our substantial indebtedness. As of December 31, 2001, we had total indebtedness of $1,031.1 million. We currently have total borrowing capacity under our and Black Beauty's revolving credit facilities of $470.0 million. We may also incur additional indebtedness in the future.

     Our ability to pay principal and interest on our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, prevailing economic conditions in the markets they serve, some of which are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our revolving credit facilities or otherwise in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

     The degree to which we are leveraged could have important consequences, including, but not limited to: (1) making it more difficult for us to pay dividends and satisfy our debt obligations; (2) increasing our vulnerability to general adverse economic and industry conditions; (3) requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses; (4) limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;
(5) limiting our flexibility in planning for, or reacting to, changes in our business; and (6) placing us at a competitive disadvantage compared to less leveraged competitors. In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets secure our indebtedness under our senior credit facility.

IF TRANSPORTATION FOR OUR COAL BECOMES UNAVAILABLE OR UNECONOMIC FOR OUR CUSTOMERS, OUR ABILITY TO SELL COAL COULD SUFFER.

     Transportation costs represent a significant portion of the total cost of coal, and as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Certain coal supply agreements permit the customer to terminate the contract if the cost of transportation increases by an amount ranging from 10% to 20% in any given 12-month period.

     Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, the high volume of coal shipped from all Southern Powder River Basin mines could create temporary congestion on the rail systems servicing that region.

RISKS INHERENT TO MINING COULD INCREASE THE COST OF OPERATING OUR BUSINESS.

     Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions.

THE GOVERNMENT EXTENSIVELY REGULATES OUR MINING OPERATIONS, WHICH IMPOSES SIGNIFICANT COSTS ON US, AND FUTURE REGULATIONS COULD INCREASE THOSE COSTS OR LIMIT OUR ABILITY TO PRODUCE COAL.

     Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers' ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

     In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the Energy Information Administration's Emissions of Greenhouse Gases in the United States 2000, coal accounts for 32% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with the Kyoto Protocol could have a material adverse effect on our financial condition or results of operations.

OUR EXPENDITURES FOR POSTRETIREMENT BENEFIT AND PENSION OBLIGATIONS COULD BE MATERIALLY HIGHER THAN WE HAVE PREDICTED IF OUR UNDERLYING ASSUMPTIONS PROVE TO BE INCORRECT.

     We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which we estimate had a present value of $1,032.5 million as of December 31, 2001, $70.4 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in Note 18 to our audited financial statements incorporated by reference in this prospectus. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

     We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to three of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC gives notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit.

OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO CONTINUE ACQUIRING AND DEVELOPING COAL RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

     Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserve base through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the west, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees' rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of December 31, 2001, we leased or had applied to lease a total of 66,796 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

     Our planned development and exploration projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

IF THE COAL INDUSTRY EXPERIENCES OVERCAPACITY IN THE FUTURE, OUR PROFITABILITY COULD BE IMPAIRED.

     During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Recent increases in coal prices could similarly encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

OUR FINANCIAL CONDITION COULD BE NEGATIVELY AFFECTED IF WE FAIL TO MAINTAIN SATISFACTORY LABOR RELATIONS.

     As of December 31, 2001, the United Mine Workers of America represented approximately 35% of our employees, who produced 21% of our coal sales volume in the United States during the nine months ended December 31, 2001. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. The ten-month United Mine Workers of America strike in 1993 had a material adverse effect on us. Two of our subsidiaries, Peabody Coal Company and Eastern Associated Coal Corp., operate under a union contract that is in effect through December 31, 2006. Peabody Western Coal Company operates under a union contract that is in effect through September 1, 2005.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED IF WE FAIL TO MAINTAIN REQUIRED SURETY BONDS.

     Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers' compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. As of December 31, 2001, we had outstanding surety bonds with third parties for post-mining reclamation totaling $684.9 million. Furthermore, we have an additional $223.7 million of surety bonds in place for workers' compensation retiree healthcare obligations and $111.6 million of surety bonds securing coal leases. These bonds are typically renewable on a yearly basis. Surety bond issuers and holders may not continue to renew the bonds or refrain from demanding additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

     - lack of availability, higher expense or unfavorable market terms of new surety bonds;

     - restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indentures or senior credit facility; and

     - the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

LEHMAN BROTHERS MERCHANT BANKING HAS SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES AND MAY HAVE CONFLICTS OF INTEREST WITH OTHER STOCKHOLDERS IN THE FUTURE.

     Prior to the offering of any of the shares offered in this prospectus, Lehman Brothers Merchant Banking and its affiliates beneficially owned 57% of our common stock. As a result, Lehman Brothers Merchant Banking will continue to be able to control the election of our directors and determine our corporate and management policies and actions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of Lehman Brothers Merchant Banking may not coincide with the interests of other holders of our common stock. We have retained affiliates of Lehman Brothers Merchant Banking to perform advisory and financing services for us in the past, and may continue to do so in the future.

OUR ABILITY TO OPERATE OUR COMPANY EFFECTIVELY COULD BE IMPAIRED IF WE LOSE KEY PERSONNEL.

     We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

TERRORIST ATTACKS AND THREATS, ESCALATION OF MILITARY ACTIVITY IN RESPONSE TO SUCH ATTACKS OR ACTS OF WAR MAY NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Recent terrorist attacks in the United States, as well as future events occurring in response to, or in connection with, the attacks, including future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers, may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO COLLECT PAYMENTS FROM OUR CUSTOMERS COULD BE IMPAIRED IF THEIR CREDITWORTHINESS DETERIORATES.

     Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade.

     One of our customers, Southern California Edison Company, had its credit rating downgraded to non-investment grade as a result of the electricity crisis in California in 2001. Southern California Edison, which owns 56% of the Mohave Generating Station, and the other owners of the Mohave Generating Station have a coal supply agreement that expires in 2005. For fiscal year 2001 and the nine months ended December 31, 2001, we sold 4.8 million and 3.6 million tons of coal, respectively, to the Mohave Generating Station. The owners of the Mohave Generating Station created a trust account in early 2001 to fund the payment of coal under the coal supply agreement and have advised us of their obligation, subject to certain conditions, to cure any defaults of another owner. Our ability to continue to receive payment from the Mohave Generating Station depends, in part, on the creditworthiness of Southern California Edison. Failure to receive payment for Southern California Edison's share of the Mohave Generating Station deliveries could adversely affect our financial condition and results of operations. If the creditworthiness of California utilities causes a general deterioration of the creditworthiness of other utilities, our accounts receivable securitization program could be adversely affected.

     On April 6, 2001, Pacific Gas and Electric Company filed for Chapter 11 reorganization. We do not have any coal supply agreements with that utility.

     One of our trading counterparties, Enron North America, filed for bankruptcy in December 2001. At December 31, 2001, we recorded a $6.6 million pre-tax charge for trades with Enron North America. Subsequent to Enron's bankruptcy, the creditworthiness of other trading counterparties has deteriorated. If deterioration of the creditworthiness of other counterparties continues, we could be adversely affected.

RISKS RELATED TO THIS REGISTRATION STATEMENT

IF WE OR OUR EXISTING STOCKHOLDERS SELL ADDITIONAL SHARES OF OUR COMMON STOCK AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE.

     The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     Sales of our common stock are restricted by lock-up agreements that our directors, officers and all of our stockholders who acquired shares prior to our initial public offering have entered into with us. The lock-up agreements restrict our directors, certain of our officers and those stockholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 14 days prior to and 90 days after the date of any offering under the registration statement of which this prospectus forms a part without the prior written consent of the managing underwriter in the context of an underwritten offering. The managing underwriter, in the case of an underwritten offering may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     As of March 8, 2002, we had approximately 52.0 million shares of common stock outstanding. Of those shares, 27.1 million shares will be freely tradeable after the effectiveness of this registration statement, assuming that no over-allotment option is exercised by the underwriters in an underwritten offering. 350,000 of those shares may be resold under Rule 144(k) without regard to volume limitations and approximately 24.6 million shares may be sold subject to the volume, manner of sale and other conditions of Rule 144. Lehman Brothers Merchant Banking and its affiliates, which will collectively own 23.5 million shares after the sale of all shares of common stock being registered in this registration statement, will have the ability to cause us to register the resale of its shares under its registration rights agreement.

     In addition, approximately 5.3 million shares are issuable upon the exercise of presently outstanding stock options under our 1998 Stock Purchase and Option Plan and our Long-Term Equity Incentive Plan. Shares acquired upon the exercise of vested options under our 1998 Stock Purchase and Option Plan for Key Employees will first become eligible for resale in May 2003 or, under certain circumstances, in May 2002. We also expect that any awards that have been or will be granted under our Long-Term Equity Incentive Plan will not begin to vest until at least May 2002. We plan to file a registration statement to register the shares issuable upon the exercise of all stock options under our 1998 Stock Purchase and Option Plan for Key Employees by May 25, 2002. We filed a registration statement registering the shares issuable upon the exercise of all stock options under our Long-Term Equity Incentive Plan on May 22, 2001.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS INCLUDE PROVISIONS THAT MAY DISCOURAGE A TAKEOVER ATTEMPT.

     Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus.

                              SELLING STOCKHOLDERS

     The following table sets forth information concerning ownership of our capital stock as of March 8, 2002 by each selling stockholder. As of March 8, 2002, there were 52.0 million shares of our common stock outstanding.

                                               AS OF                             IMMEDIATELY AFTER
                                           MARCH 8, 2002        SHARES TO BE       THIS OFFERING
                                       ----------------------     SOLD IN      ----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER   SHARES(1)      PERCENT     OFFERING     SHARES(1)      PERCENT
------------------------------------   ----------     -------   ------------   ----------     -------
Lehman Brothers Merchant Banking
  Partners II L.P. and affiliates(2)
  c/o Lehman Brothers Holdings Inc
  745 Seventh Avenue, 25th Floor
  New York, NY 10019.................  29,399,994      56.5%     5,886,933     23,513,061      45.2%
Co-Investment Partners, L.P.
  c/o Lexington Partners Inc.
  660 Madison Avenue, 23rd Floor
  New York, NY 10021.................   2,693,400       5.2%     2,693,400              0         0%
Ian S. Craig(3)(4)...................      87,173         *         11,639         75,534         *
George J. Holway(3)(4)...............     172,899         *         19,057        153,842         *
Paul H. Vining(3)(4).................     221,995         *         23,493        198,502         *
Roger B. Walcott, Jr.(3)(4)..........     226,569         *         25,408        201,161         *
Richard M. Whiting(3)(4)(5)..........     226,115         *         25,408        200,707         *
Jiri Nemec(3)(4).....................      71,430         *          9,164         62,266         *
John L. Wasik(3)(4)..................      66,761         *          5,498         61,263         *

---------------

 *  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

(2) An aggregate of 29,399,994 shares (before the offering) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers Capital Partners IV L.P., Lehman Brothers MBG Partners 1998
    (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

(3) Includes options exercisable within 60 days after March 12, 2002.

(4) Member of management.

(5) Director.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of (1) 150 million shares of common stock, par value $.01 per share, of which 52.0 million shares were outstanding on March 8, 2002, (2) 10 million shares of preferred stock, par value $.01 per share, of which no shares are issued or outstanding and (3) 40 million shares of series common stock, par value $.01 per share, of which no shares are issued or outstanding. As of March 8, 2002, there were 161 holders of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

     The following summary describes elements of our certificate of incorporation and by-laws.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK AND SERIES COMMON STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

     - the designation of the series;

     - the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

     - whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

     - the dates at which dividends, if any, will be payable;

     - the redemption rights and price or prices, if any, for shares of the series;

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

     - the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

     - whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

     - restrictions on the issuance of shares of the same series or of any other class or series; and

     - the voting rights, if any, of the holders of the series.

     Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by you.

     Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders.

We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BY-LAWS

  Delaware Law

     Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

     - prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

     - at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested shareholder" is a person who together with that person's affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

  Certificate of Incorporation; By-laws

     Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

     Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

     Removal of Directors. Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

     Stockholder Action. Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

     Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

     Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the common stock is EquiServe Trust Company, N.A.

LISTING

     The common stock is listed on the New York Stock Exchange under the symbol "BTU."

                              PLAN OF DISTRIBUTION

     We are registering the shares of our common stock on behalf of the selling stockholders. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

     - to or through underwriting syndicates represented by managing underwriters;

     - through one or more underwriters without a syndicate for them to offer and sell to the public;

     - through dealers or agents; or

     - to investors directly in negotiated sales or in competitively bid transactions.

     The prospectus supplement for the shares of common stock the selling stockholders sell will describe that offering, including:

     - the name or names of any underwriters;

     - the purchase price and the proceeds to the selling stockholders from that sale;

     - any underwriting discounts and other items constituting underwriters' compensation; and

     - any discounts or concessions allowed or reallowed or paid to dealers.

UNDERWRITERS

     If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of common stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the shares of common stock will be subject to conditions. The underwriters will be obligated to purchase all of the shares of common stock if any are purchased.

     The shares of common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the common stock for whom they may act as agent. In accordance with the rules and regulations of the NASD, the maximum compensation to be paid to the underwriters will not exceed 8% of the offering proceeds. Underwriters may sell the shares of common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

AGENTS

     The selling stockholders may also sell the shares of common stock through agents designated by the selling stockholders from time to time. The selling stockholders will name any agent involved in the offer or sale of the common stock and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless the selling stockholders state otherwise in the prospectus supplement.

DIRECT SALES

     The selling stockholders may sell the shares of common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of the shares of common stock.

RULE 144

     The selling stockholders also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

INDEMNIFICATION

     The selling stockholders may indemnify underwriters, dealers or agents, or the controlling persons of any of them, who participate in the distribution of common stock against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents, or the controlling persons of any of them, may be required to make.

                          VALIDITY OF OUR COMMON STOCK

     The validity of the shares of common stock to be offered in this prospectus will be passed upon for us by our counsel, Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our annual report on Form 10-K for the nine months ended December 31, 2001, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings, including the complete registration statement of which this prospectus is a part and all of the exhibits to it, through the SEC's Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

     We have elected to "incorporate by reference" certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

     We incorporate by reference our annual report on Form 10-K for the nine months ended December 31, 2001, filed with the SEC on March 12, 2002. We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of any offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

                                  [GLOBE LOGO]

                                5,000,000 Shares

                                 [PEABODY LOGO]
                           PEABODY ENERGY CORPORATION
                                  Common Stock

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                           , 2002
                          ---------------------------
                                LEHMAN BROTHERS
                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                                 MORGAN STANLEY

                                  UBS WARBURG

                           A.G. EDWARDS & SONS, INC.